UNITED STATES OF AMERICA
                 Before the
     SECURITIES AND EXCHANGE COMMISSION
--------------------------------------------
In the Matter of
                                                    SEVENTH
NATIONAL FUEL GAS COMPANY                         CERTIFICATE
LEIDY HUB, INC.                                   PURSUANT TO
ELLISBURG-LEIDY NORTHEAST HUB COMPANY               RULE 24

File No. 70-8417

(Public Utility Holding Company Act of 1935)
--------------------------------------------

         In accordance with the terms of the Order dated July 29, 1994 issued to National Fuel Gas Company ("National") authorizing Leidy Hub, Inc., a subsidiary of National to enter into a partnership with Hub Services, Inc., a subsidiary of Natural Gas Clearinghouse (File No. 70-8417, HCAR No. 35-26093), attached as Exhibit A is an income statement of Ellisburg-Leidy Northeast Hub Company (the Partnership) for the three and twelve months ended September 30, 1995. Also attached as Exhibit B is a balance sheet for the Partnership at September 30, 1995. Exhibit C is the income statement of Leidy Hub, Inc. for the three and twelve months ended September 30, 1995, and Exhibit D is the balance sheet for Leidy Hub, Inc. at September 30, 1995.

         IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 14th day of November 1995.



               LEIDY HUB, INC. AND NATIONAL FUEL GAS COMPANY


               By \s\ Gerald T. Wehrlin
                 -------------------------------------------
                             Gerald T. Wehrlin
                  Secretary and Treasurer, Leidy Hub, Inc.
                   Controller, National Fuel Gas Company

                                 EXHIBIT INDEX
                               (File No. 70-8417)




     (1) Exhibit A - Income Statement of  Ellisburg-Leidy  Northeast Hub Company
                     for the Three and Twelve  Months  Ended  September  30,
                     1995.

     (2) Exhibit B - Balance Sheet of Ellisburg-Leidy Northeast Hub Company as
                     of September 30, 1995.

     (3) Exhibit C - Income  Statement  of Leidy Hub,  Inc.  for the Three and
                     Twelve Months Ended  September  30, 1995.

     (4) Exhibit D - Balance  Sheet of Leidy Hub, Inc. as of September 30, 1995.